

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 5, 2008

Bent Helvang
Chairman
Bark Group, Inc.
Ostergade 17-19, 3rd Floor
DK-1100 Copenhagen K
DENMARK

Re: Bark Group, Inc.
            Registration Statement on Form S-1
            Amendment #6 Filed November 28, 2008
            File No. 333-150526

Dear Mr. Helvang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 67

1.   We refer to the critical accounting policy disclosed on page 67 relating to business combinations, and in particular the disclosures regarding goodwill. We note that the goodwill recorded in connection with your acquisitions of Bark Copenhagen and Bark Media is material to your financial statements. We also note that you have incurred losses to date without achieving profitable operations, including a net loss of $2,314,000 for the nine month period ended September 30, 2008.

Tell us how you considered this fact in the cash flows projections you used to determine the fair value of your reporting unit. Tell us whether, and why, you believe that there are significant risks and uncertainties supporting the realizability of the assumptions you used to determine the fair value of your reporting unit. If so, you should expand your critical accounting policy to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill balance. Please note that the underlying purpose of the MD&A is to provide investors with information that the registrant believes is necessary to an understanding of its financial condition, changes in financial condition and results of operations. It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. In this regard, you should provide the following information:

•   a more detailed description of the steps that your perform to review goodwill for recoverability;
•   the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting unit[s] in your impairment analysis.
•   information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods;
•   a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
•   how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In addition, we note that your annual goodwill impairment test is performed in March of each year. Please revise to disclose the results of the impairment test completed in March of 2008. Tell us whether you have performed an interim impairment test since then, considering your financial results for the nine months ended September 30, 2008 and other external economic factors. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   We refer to the date of your annual goodwill impairment test. On page 67, you state that you have elected to conduct your impairment tests in March of each year. However, on page F-28, you state that your annual impairment test is conducted in May of each year. Please revise to correct this inconsistency and tell us when you conducted your annual impairment test in 2008.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Michael H. Taylor, Esq.
        Fax: (604) 893-2669